                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K





               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 1997

                                       OR

               [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period from _______ to _______


                        Commission file number: 33-34004



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           ANALYSIS & TECHNOLOGY, INC.
                              ROUTE 2, P.O. BOX 220
                       NORTH STONINGTON, CONNECTICUT 06359

                              REQUIRED INFORMATION


         The following documents, which are attached hereto as Appendices, are hereby furnished for the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan").

         1.       Independent auditors' report.

         2. Statements of net assets available for Plan benefits as of December 31, 1997 and 1996.

         3. Statements of changes in net assets available for Plan benefits for the years ended December 31, 1997 and 1996.

         4.       Notes to financial statements.

         5.       Consent of KPMG Peat Marwick LLP.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      ANALYSIS & TECHNOLOGY, INC.
                                      SAVINGS AND INVESTMENT PLAN



                                      By:  /s/ Thomas M. Downie
                                         ---------------------------------------
                                         Thomas M. Downie
                                         Member, Analysis & Technology, Inc.
                                         Savings and Investment Plan Committee


Date:  June 24, 1998

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


                                Table of Contents



                                                                               Page

Independent Auditors' Report                                                     1

Statements of Net Assets Available for Plan Benefits                             2
Statements of Changes in Net Assets Available for Plan Benefits                  3
Notes to Financial Statements                                                  4-10

Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes         11
Schedule 2 - Item 27d - Schedule of Reportable Transactions                     12


Note: Schedules regarding party-in-interest transactions, nonexempt transactions, loans or fixed income obligations, leases in default or classified as uncollectible, and assets held for investment purposes which were both acquired and disposed of within the plan year, as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

                          Independent Auditors' Report



   The Savings and Investment Plan Committee
   Analysis & Technology, Inc.:

   We have audited the accompanying statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1997 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                           KPMG Peat Marwick LLP




   May 8, 1998

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996



                                                               1997              1996
                                                               ----              ----
Investments in T. Rowe Price Group funds (note 3):
   Prime Reserve Fund                                      $ 4,448,792         4,313,533
   Prime Reserve Fund - Insurance                               10,910            15,592
   New Era Fund                                              7,791,304         7,335,574
   New Income Fund                                           4,343,119         4,247,173
   Equity Income Fund                                       24,171,850        18,601,861
   Spectrum Income Fund                                      2,010,742         1,705,306
   Spectrum Growth Fund                                      6,228,587         5,262,953
   International Stock Fund                                  4,164,574         4,446,034
   Stable Value Common Trust Fund                            7,125,252         7,627,341
   Small-Cap Value Fund                                      4,233,812         2,392,903
   Growth and Income Fund                                    4,795,652         3,540,701
   Science and Technology Fund                               9,635,464         8,653,803
   Blue Chip Growth Fund                                     5,660,562         3,190,234

Investment in Fidelity funds (note 3):
   Magellan Fund                                             1,959,858         1,490,500
   Contra Fund                                               2,757,624         1,897,928
   Puritan Fund                                                741,597           487,175
                                                           -----------       -----------
                                                            90,079,699        75,208,611

Analysis & Technology, Inc. common stock (note 3)            2,425,271         1,056,428
                                                           -----------       -----------
              Total investments                             92,504,970        76,265,039

Loans to participants (note 1(d))                            3,564,223         3,287,417
                                                           -----------       -----------

              Net assets available for plan benefits       $96,069,193        79,552,456
                                                           ===========       ===========


See accompanying notes to financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                 For the years ended December 31, 1997 and 1996



                                                                  1997              1996
                                                                  ----              ----
Additions to net assets attributed to:
    Investment income:
      Net realized gains                                    $  1,173,942             377,464
      Net unrealized gains                                     5,484,359           4,224,942
      Interest                                                   287,305             238,120
      Dividends                                                7,057,948           4,821,723
                                                            ------------        ------------
                                                              14,003,554           9,662,249
                                                            ------------        ------------
    Contributions (note 7):
      Participant                                              7,181,398           6,726,845
      Employer                                                 2,179,471           2,014,768
                                                            ------------        ------------
                                                               9,360,869           8,741,613
                                                            ------------        ------------

            Total additions                                   23,364,423          18,403,862
                                                            ------------        ------------

Deductions from net assets attributed to:
    Benefits paid                                             (4,869,836)         (3,131,046)
    Insurance premiums                                            (6,950)             (8,592)
    Administrative expenses                                       (1,528)             (1,485)
                                                            ------------        ------------
            Total deductions                                  (4,878,314)         (3,141,123)
                                                            ------------        ------------

Net increase prior to transfers (to) from other plans         18,486,109          15,262,739

Transfers (to) from other plans (note 8)                      (1,969,372)          5,700,806
                                                            ------------        ------------

    Net increase in net assets available for benefits         16,516,737          20,963,545

Net assets available for benefits:
    Beginning of year                                         79,552,456          58,588,911
                                                            ------------        ------------

    End of year                                             $ 96,069,193          79,552,456
                                                            ============        ============


See accompanying notes to financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996


(1)    Description of Plan

       The following brief description of the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)  General

             The Plan is a qualified defined contribution plan covering Analysis & Technology, Inc. employees 21 years of age or older who are full-time employees or who have completed at least 1,000 hours of service during the 12-consecutive-month period commencing with their employment date with Analysis & Technology, Inc. (the "Company"). The Plan covers all employees working in all cost centers in the Analysis & Technology segment, Engineering Technology Center ("ETC") segment, Fleet Support Center ("FSC") segment, and Government Systems Segment ("GSS") segment, as well as employees of Integrated Performance Decisions, Inc. ("IPD"), Interactive Media Corporation ("IMC") and Automation Software, Inc. ("ASI"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (b)  Contributions

             The maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan is 16% of annual gross compensation. Depending on the particular cost center, segment or subsidiary, the Company may match this salary savings contribution at a rate of 50%, up to a specified percentage of the participant's annual gross compensation. The Company may also make discretionary profit-sharing contributions to employees working for certain cost centers, segments or subsidiaries.

       (c)  Vesting

             Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions.

             Participants in all cost centers, segments and subsidiaries, excluding ETC, vest in Company contributions and the related earnings based on the following schedule:

                          Years of                   Percentage of vesting
                      credited service             in employer contributions
                      ----------------             -------------------------

              Less than three years                             0%
              Three years                                      20%
              Four years                                       40%
              Five years                                       60%
              Six years                                        80%
              Seven years or more                             100%

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements



             Participants at ETC vest as follows:

                   Years of                    Percentage of vesting
               credited service              in employer contributions
               ----------------              -------------------------

       Less than one year                                  0%
       One year                                          33-1/3%
       Two years                                         66-2/3%
       Three years or more                                 100%

       (d)  Loans to Participants

             Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. Interest on loans is charged at the "local prevailing commercial interest rate," with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. No more than two loans can be granted to the same participant in any 12-month period and only two loans may remain outstanding at any time.

       (e)  Payment of Benefits

             Upon termination from the plan, a participant's vested accrued benefits in his or her account shall be distributed, as elected by the participant, in either a single lump-sum payment, or, provided the participant's vested account exceeds $3,500, in periodic installments (at least annual), subject to certain minimum distribution rules.

       (f)  Hardship Withdrawal

             The Plan provides for hardship withdrawals, as defined by the Plan, of the participant's salary savings, additional contributions, and the vested portion of the employer matching contributions.

       (g)  Forfeitures

             Nonvested employer contributions are forfeited by a participant who terminates employment and are used to reduce subsequent employer contributions under the Plan. Forfeitures were approximately $547,000 during 1997 and $150,000 during 1996.

(2)    Summary of Significant Accounting Policies

       (a)  Basis of Presentation

             The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

                                                                   (Continued)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements



             The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       (b)  Investments

             Investments are stated at aggregate fair market values, which are based principally on published market prices, except for the Stable Value Common Trust Fund. The Stable Value Common Trust Fund invests primarily in investment contracts which are stated at contract value, which represents contributions plus interest accrued at the contract rate, less withdrawals. The underlying investment contracts of the Stable Value Common Trust Fund are considered fully benefit responsive. Contract value approximates fair value.

             Investment income is recognized when earned, and purchases and sales of securities are recorded on a trade-date basis.

       (c)  Expenses

             All expenses of the Plan are paid by the Company in accordance with the Plan agreement, except participants who request a second loan from the Plan must pay a $15 loan origination fee.

(3)    Investments

             The Plan's investments are held in trust and managed by T. Rowe Price Trust Company ("T. Rowe Price"). The following table summarizes the investments held by T. Rowe Price at December 31, 1997 and 1996. Investments representing 5% or more of net assets available for benefits are indicated by an asterisk (*).

                                                           1997                               1996
                                                 --------------------------        ----------------------------
                                                                     Fair
                                                                    market/                         Fair market/
                                                 Number of         contract         Number of         contract
                                                  shares            value            shares            value
                                                  ------            -----            ------            -----
T. Rowe Price Funds:
  Prime Reserve Fund                            4,448,792     $   4,448,792        4,313,533    $   4,313,533*
  Prime Reserve Fund - Insurance                   10,910            10,910           15,592            15,592
  New Era Fund                                    300,243        7,791,304*          281,488        7,335,574*
  New Income Fund                                 478,844         4,343,119          477,747        4,247,173*
  Equity Income Fund                              927,190       24,171,850*          825,282       18,601,861*
  Spectrum Income Fund                            172,448         2,010,742          152,259         1,705,306
  Spectrum Growth Fund                            390,997        6,228,587*          347,849        5,262,953*
  International Stock Fund                        310,326         4,164,574          322,176        4,446,034*



                                                                     (Continued)

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements




                                                        1997                               1996
                                                ------------------------        --------------------------
                                                                 Fair
                                                                market/                       Fair market/
                                               Number of        contract        Number of       contract
                                                shares           value          shares            value
                                                ------           -----          ------            -----

           Stable Value Common
            Trust Fund                         7,125,252    $  7,125,252*      7,627,341    $  7,627,341*
           Small-Cap Value Fund                  180,932       4,233,812         122,337       2,392,903
           Growth and Income Fund                181,929       4,795,652         156,461       3,540,701
           Science and Technology Fund           353,465       9,635,464*        291,276       8,653,803*
           Blue Chip Growth Fund                 234,198       5,660,562*        167,378       3,190,234

       Fidelity Funds:
           Magellan Fund                          20,572       1,959,858          18,481       1,490,500
           Contra Fund                            59,138       2,757,624          45,028       1,897,928
           Puritan Funds                          38,266         741,597          28,258         487,175
                                                              ----------                      ----------

                                                             $90,079,699                    $ 75,208,611
                                                              ==========                      ==========


       A brief description of each fund's investment objective follows:

         Prime Reserve Fund invests in liquid short-term debt obligations of high quality corporations.

         New Era Fund seeks to generate long-term growth of capital through investments in a diversified group of companies whose tangible asset value and/or earnings are expected to grow faster than the rate of inflation over the long-term.

         New Income Fund seeks the highest income over the long-term consistent with preservation of capital.

         Equity Income Fund provides current income by investing in dividend paying common stocks with favorable prospects for capital appreciation.

         Spectrum Income Fund provides a high level of income and preservation of capital by investing primarily in a diversified group of mutual funds which invest principally in fixed income securities.

         Spectrum Growth Fund seeks to achieve long-term growth of capital and growth of income by investing primarily in a diversified group of mutual funds which invest principally in equity securities. Current income is a secondary objective of the fund.

         International Stock Fund seeks long-term growth of capital and income principally through a diversified portfolio of stocks of established non-U.S. issuers.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements


         Stable Value Common Trust Fund invests in guaranteed investment contracts with varying maturity periods from a number of insurance companies and other stable value contracts.

         Small Cap Value Fund seeks long-term growth of capital by investing primarily in the common stocks of companies with relatively small market capitalizations which are believed to be undervalued.

         Growth and Income Fund seeks long-term growth of capital, a reasonable level of current income, and an increase in future income.

         Science and Technology Fund seeks long-term growth of capital through investment in common stocks of companies which generate growth primarily through new technological developments.

         Blue Chip Growth Fund seeks long-term growth of capital by investing primarily in the common stocks of large and medium-sized companies with potential for above-average growth.

         Magellan Fund seeks long-term growth of capital and income through a diversified portfolio of common stocks of small, medium, and large companies.

         Contra Fund seeks long-term capital appreciation through investments in common stocks of companies in the midst of turnaround strategies.

         Puritan Fund seeks to achieve high current income principally through a diversified portfolio of high yield stocks and bonds. Long-term capital appreciation is a secondary objective of the fund.

       Analysis & Technology, Inc. common stock is offered to Plan participants as an additional investment option. T. Rowe Price purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of Analysis & Technology, Inc. stock on the open market, and prices are set by the market. The market price per share and number of shares held by the Plan at December 31, 1997 and 1996 were as follows:

                       1997                               1996
            -----------------------------      ---------------------------
            Number of        Market price      Number of      Market price
             shares           per share          shares         per share
             ------           ---------          ------         ---------

              86,232            $ 28.13          72,857           $ 14.50

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

(4)  Detailed Changes in Net Assets

Changes in net assets for the year ended December 31, 1997 were:

                                                               Prime
                                                Prime         Reserve            New            New
                                               Reserve       Insurance           Era           Income
     Year ended December 31, 1997                Fund           Fund             Fund           Fund
                                             -----------     -----------     -----------     -----------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)                $ -             $ -       $   120,752     $       312
        Net unrealized gains (losses)                -               -           (74,930)         85,702
        Interest                                  13,869             -            25,431          14,944
        Dividends                                218,012             672         780,009         294,947
                                             -----------     -----------     -----------     -----------
                                                 231,881             672         851,262         395,905
                                             -----------     -----------     -----------     -----------

     Contributions:
        Participants'                            322,246           6,895         342,246         281,804
        Employer's                               170,609              13          91,303          69,087
                                             -----------     -----------     -----------     -----------
                                                 492,855           6,908         433,549         350,891
                                             -----------     -----------     -----------     -----------
           Total additions                       724,736           7,580       1,284,811         746,796
                                             -----------     -----------     -----------     -----------

Deductions from net assets attributed to:
     Benefits paid to participants              (365,434)         (5,112)       (426,448)       (358,417)
     Insurance premiums paid                         -            (6,950)            -               -
     Administrative expenses                         (55)            -              (162)            (70)
                                             -----------     -----------     -----------     -----------
           Total deductions                     (365,489)        (12,062)       (426,610)       (358,487)
                                             -----------     -----------     -----------     -----------

Net increase (decrease) prior to
 interfund transfers                             359,247          (4,482)        858,201         388,309

Interfund transfers                             (134,397)           (200)       (138,491)       (209,848)
Participant loan withdrawals                     (99,530)            -          (200,167)        (75,413)
Participant loan repayments                       41,003             -           116,906          55,131
Transfers from other plans                       (31,064)            -          (180,719)        (62,233)
                                             -----------     -----------     -----------     -----------
                                                (223,988)           (200)       (402,471)       (292,363)
                                             -----------     -----------     -----------     -----------

     Net increase (decrease)                     135,259          (4,682)        455,730          95,946

Net assets available for benefits:
        Beginning of year                      4,313,533          15,592       7,335,574       4,247,173
                                             -----------     -----------     -----------     -----------
        End of year                          $ 4,448,792     $    10,910     $ 7,791,304     $ 4,343,119
                                             ===========     ===========     ===========     ===========




                                               Equity          Spectrum         Spectrum      International
                                               Income           Income           Growth           Stock
           Year ended December 31, 1997         Fund             Fund             Fund             Fund
                                             ------------     ------------     ------------     ------------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)          $    310,374     $      8,756     $     88,911     $     59,025
        Net unrealized gains (losses)           2,730,966           63,350          209,527         (146,011)
        Interest                                   57,899            9,011           19,344           19,410
        Dividends                               2,399,765          136,645          628,619          220,626
                                             ------------     ------------     ------------     ------------
                                                5,499,004          217,762          946,401          153,050
                                             ------------     ------------     ------------     ------------

     Contributions:
        Participants'                           1,185,990          246,752          535,224          364,741
        Employer's                                311,663           84,383          156,696          117,702
                                             ------------     ------------     ------------     ------------
                                                1,497,653          331,135          691,920          482,443
                                             ------------     ------------     ------------     ------------
           Total additions                      6,996,657          548,897        1,638,321          635,493
                                             ------------     ------------     ------------     ------------

Deductions from net assets attributed to:
     Benefits paid to participants               (784,143)         (97,673)        (154,479)        (148,156)
     Insurance premiums paid                          -                -                -                -
     Administrative expenses                         (301)             (57)            (100)             (87)
                                             ------------     ------------     ------------     ------------
           Total deductions                      (784,444)         (97,730)        (154,579)        (148,243)
                                             ------------     ------------     ------------     ------------

Net increase (decrease) prior to
 interfund transfers                            6,212,213          451,167        1,483,742          487,250

Interfund transfers                              (158,473)         (53,894)        (295,570)        (492,532)
Participant loan withdrawals                     (342,569)         (55,088)        (131,429)        (118,249)
Participant loan repayments                       252,666           42,830           95,601           69,546
Transfers from other plans                       (393,848)         (79,579)        (186,710)        (227,475)
                                             ------------     ------------     ------------     ------------
                                                 (642,224)        (145,731)        (518,108)        (768,710)
                                             ------------     ------------     ------------     ------------

     Net increase (decrease)                    5,569,989          305,436          965,634         (281,460)

Net assets available for benefits:
        Beginning of year                      18,601,861        1,705,306        5,262,953        4,446,034
                                             ------------     ------------     ------------     ------------
        End of year                          $ 24,171,850     $  2,010,742     $  6,228,587     $  4,164,574
                                             ============     ============     ============     ============


                                                Stable
                                                Value          Small-Cap     Growth &        Science &
                                                Common           Value        Income         Technology
           Year ended December 31, 1997       Trust Fund          Fund         Fund             Fund
                                             -----------     -----------     -----------     -----------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)                $ -       $    55,483     $    59,775     $   111,465
        Net unrealized gains (losses)                -           452,685         558,523        (829,049)
        Interest                                  17,987           9,090          10,837          56,233
        Dividends                                446,039         267,635         263,299         907,670
                                             -----------     -----------     -----------     -----------
                                                 464,026         784,893         892,434         246,319
                                             -----------     -----------     -----------     -----------

     Contributions:
        Participants'                            380,945         417,033         383,380       1,005,069
        Employer's                                88,877         127,371         108,410         316,460
                                             -----------     -----------     -----------     -----------
                                                 469,822         544,404         491,790       1,321,529
                                             -----------     -----------     -----------     -----------
           Total additions                       933,848       1,329,297       1,384,224       1,567,848
                                             -----------     -----------     -----------     -----------

Deductions from net assets attributed to:
     Benefits paid to participants            (1,026,369)       (111,268)       (216,106)       (374,878)
     Insurance premiums paid                         -               -               -               -
     Administrative expenses                        (131)            (27)            (50)           (283)
                                             -----------     -----------     -----------     -----------
           Total deductions                   (1,026,500)       (111,295)       (216,156)       (375,161)
                                             -----------     -----------     -----------     -----------

Net increase (decrease) prior to
 interfund transfers                             (92,652)      1,218,002       1,168,068       1,192,687

Interfund transfers                             (268,655)        690,094         158,806          34,286
Participant loan withdrawals                    (154,607)        (53,442)        (69,796)       (286,906)
Participant loan repayments                       66,207          37,343          46,929         240,378
Transfers from other plans                       (52,382)        (51,088)        (49,056)       (198,784)
                                             -----------     -----------     -----------     -----------
                                                (409,437)        622,907          86,883        (211,026)
                                             -----------     -----------     -----------     -----------

     Net increase (decrease)                    (502,089)      1,840,909       1,254,951         981,661

Net assets available for benefits:
        Beginning of year                      7,627,341       2,392,903       3,540,701       8,653,803
                                             -----------     -----------     -----------     -----------
        End of year                          $ 7,125,252     $ 4,233,812     $ 4,795,652     $ 9,635,464
                                             ===========     ===========     ===========     ===========



                                               Blue Chip       Fidelity       Fidelity       Fidelity
                                                 Growth        Magellan        Contra        Puritan
           Year ended December 31, 1997           Fund           Fund           Fund           Fund
                                             -----------     -----------     -----------     -----------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)          $   105,361     $    43,605     $    56,718     $     7,257
        Net unrealized gains (losses)            905,414         224,466         189,055          55,944
        Interest                                  13,930           7,424           8,140           1,591
        Dividends                                 32,402         122,265         260,328          56,367
                                             -----------     -----------     -----------     -----------
                                               1,057,107         397,760         514,241         121,159
                                             -----------     -----------     -----------     -----------

     Contributions:
        Participants'                            687,895         261,141         340,533         118,308
        Employer's                               228,617         104,594         129,432          42,300
                                             -----------     -----------     -----------     -----------
                                                 916,512         365,735         469,965         160,608
                                             -----------     -----------     -----------     -----------
           Total additions                     1,973,619         763,495         984,206         281,767
                                             -----------     -----------     -----------     -----------

Deductions from net assets attributed to:
     Benefits paid to participants              (154,210)       (155,322)       (109,639)        (48,640)
     Insurance premiums paid                         -               -               -               -
     Administrative expenses                         (98)            (41)            (50)             (2)
                                             -----------     -----------     -----------     -----------
           Total deductions                     (154,308)       (155,363)       (109,689)        (48,642)
                                             -----------     -----------     -----------     -----------

Net increase (decrease) prior to
 interfund transfers                           1,819,311         608,132         874,517         233,125

Interfund transfers                              825,796         (67,687)        104,501          43,990
Participant loan withdrawals                     (60,359)        (26,877)        (38,584)         (3,993)
Participant loan repayments                       67,236          25,868          38,105           5,267
Transfers from other plans                      (181,656)        (70,078)       (118,843)        (23,967)
                                             -----------     -----------     -----------     -----------
                                                 651,017        (138,774)        (14,821)         21,297
                                             -----------     -----------     -----------     -----------

     Net increase (decrease)                   2,470,328         469,358         859,696         254,422

Net assets available for benefits:
        Beginning of year                      3,190,234       1,490,500       1,897,928         487,175
                                             -----------     -----------     -----------     -----------
        End of year                          $ 5,660,562     $ 1,959,858     $ 2,757,624     $   741,597
                                             ===========     ===========     ===========     ===========



                                             Participant          A&T
           Year ended December 31, 1997         Loans            Stock             Total
                                             ------------     ------------     ------------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)                 $ -       $    146,148     $  1,173,942
        Net unrealized gains (losses)                 530        1,058,187        5,484,359
        Interest                                      -              2,165          287,305
        Dividends                                     -             22,648        7,057,948
                                             ------------     ------------     ------------
                                                      530        1,229,148       14,003,554
                                             ------------     ------------     ------------

     Contributions:
        Participants'                                 -            301,196        7,181,398
        Employer's                                    -             31,954        2,179,471
                                             ------------     ------------     ------------
                                                      -            333,150        9,360,869
                                             ------------     ------------     ------------
           Total additions                            530        1,562,298       23,364,423
                                             ------------     ------------     ------------

Deductions from net assets attributed to:
     Benefits paid to participants               (250,515)         (83,027)      (4,869,836)
     Insurance premiums paid                          -                -             (6,950)
     Administrative expenses                          -                (14)          (1,528)
                                             ------------     ------------     ------------
           Total deductions                      (250,515)         (83,041)      (4,878,314)
                                             ------------     ------------     ------------

Net increase (decrease) prior to
 interfund transfers                             (249,985)       1,479,257       18,486,109

Interfund transfers                                  (530)         (37,196)             -
Participant loan withdrawals                    1,737,014          (20,005)             -
Participant loan repayments                    (1,209,693)           8,677              -
Transfers from other plans                            -            (61,890)      (1,969,372)
                                             ------------     ------------     ------------
                                                  526,791         (110,414)      (1,969,372)
                                             ------------     ------------     ------------

     Net increase (decrease)                      276,806        1,368,843       16,516,737

Net assets available for benefits:
        Beginning of year                       3,287,417        1,056,428       79,552,456
                                             ------------     ------------     ------------
        End of year                          $  3,564,223     $  2,425,271     $ 96,069,193
                                             ============     ============     ============


Changes in net assets for the year ended December 31, 1996 were:


                                                                Prime
                                                Prime          Reserve             New              New              Equity
                                               Reserve        Insurance            Era             Income            Income
           Year ended December 31, 1996         Fund             Fund              Fund             Fund              Fund
                                             ------------     ------------     ------------     ------------     ------------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)                 $ -              $ -       $    112,816     $    (28,685)    $     89,398
        Net unrealized gains (losses)                 -                -            785,596         (152,867)       1,723,470
        Interest                                   11,207              -             24,161           14,672           48,937
        Dividends                                 205,487              544          543,230          278,192        1,124,959
                                             ------------     ------------     ------------     ------------     ------------
                                                  216,694              544        1,465,803          111,312        2,986,764
                                             ------------     ------------     ------------     ------------     ------------

     Contributions:
        Participants'                             310,446           13,568          400,433          271,297        1,160,457
        Employer's                                 94,970              -            118,549           98,910          353,613
                                             ------------     ------------     ------------     ------------     ------------
                                                  405,416           13,568          518,982          370,207        1,514,070
                                             ------------     ------------     ------------     ------------     ------------
           Total additions                        622,110           14,112        1,984,785          481,519        4,500,834
                                             ------------     ------------     ------------     ------------     ------------

Deductions from net assets attributed to:
     Benefits paid to participants               (304,020)            (380)        (389,894)        (149,405)        (594,127)
     Insurance premiums paid                          -             (8,592)             -                -                -
     Administrative expenses                          (68)             -               (152)             (70)            (291)
                                             ------------     ------------     ------------     ------------     ------------
           Total deductions                      (304,088)          (8,972)        (390,046)        (149,475)        (594,418)
                                             ------------     ------------     ------------     ------------     ------------

Net increase (decrease) prior to
 interfund transfers                              318,022            5,140        1,594,739          332,044        3,906,416

Interfund transfers                              (339,820)            (565)        (237,071)        (344,443)         440,135
Participant loan withdrawals                      (58,108)             -           (194,960)         (95,046)        (328,351)
Participant loan repayments                        55,273              -            101,890           70,739          222,124
Transfers from other plans                            -                -                -                -          1,101,143
                                             ------------     ------------     ------------     ------------     ------------
                                                 (342,655)            (565)        (330,141)        (368,750)       1,435,051
                                             ------------     ------------     ------------     ------------     ------------

     Net increase (decrease)                      (24,633)           4,575        1,264,598          (36,706)       5,341,467

Net assets available for benefits:
        Beginning of year                       4,338,166           11,017        6,070,976        4,283,879       13,260,394
                                             ------------     ------------     ------------     ------------     ------------
        End of year                          $  4,313,533     $     15,592     $  7,335,574     $  4,247,173     $ 18,601,861
                                             ============     ============     ============     ============     ============



                                                                                              Stable
                                              Spectrum         Spectrum     International      Value         Small-Cap
                                               Income           Growth          Stock          Common          Value
           Year ended December 31, 1996         Fund             Fund            Fund        Trust Fund         Fund
                                             -----------     -----------     -----------     -----------     -----------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)          $    (4,823)    $    41,225     $    28,815           $ -       $    18,470
        Net unrealized gains (losses)               (823)        440,774         330,363             -           276,300
        Interest                                   7,137          17,982          16,510          19,832           8,022
        Dividends                                122,140         364,010         118,560         374,856         118,873
                                             -----------     -----------     -----------     -----------     -----------
                                                 123,631         863,991         494,248         394,688         421,665
                                             -----------     -----------     -----------     -----------     -----------

     Contributions:
        Participants'                            234,166         482,967         363,879         376,843         294,443
        Employer's                                78,012         171,114         129,173         115,774          87,459
                                             -----------     -----------     -----------     -----------     -----------
                                                 312,178         654,081         493,052         492,617         381,902
                                             -----------     -----------     -----------     -----------     -----------
           Total additions                       435,809       1,518,072         987,300         887,305         803,567
                                             -----------     -----------     -----------     -----------     -----------

Deductions from net assets attributed to:
     Benefits paid to participants               (58,909)       (147,626)       (142,596)       (384,401)        (79,231)
     Insurance premiums paid                         -               -               -               -               -
     Administrative expenses                         (42)           (138)            (84)           (137)            (30)
                                             -----------     -----------     -----------     -----------     -----------
           Total deductions                      (58,951)       (147,764)       (142,680)       (384,538)        (79,261)
                                             -----------     -----------     -----------     -----------     -----------

Net increase (decrease) prior to
 interfund transfers                             376,858       1,370,308         844,620         502,767         724,306

Interfund transfers                             (203,351)       (122,512)         96,624        (137,403)        146,630
Participant loan withdrawals                     (58,794)       (125,504)        (62,626)       (191,007)        (29,524)
Participant loan repayments                       36,914         113,293          71,955          92,241          27,545
Transfers from other plans                           -               -         1,101,143       1,101,141             -
                                             -----------     -----------     -----------     -----------     -----------
                                                (225,231)       (134,723)      1,207,096         864,972         144,651
                                             -----------     -----------     -----------     -----------     -----------

     Net increase (decrease)                     151,627       1,235,585       2,051,716       1,367,739         868,957

Net assets available for benefits:
        Beginning of year                      1,553,679       4,027,368       2,394,318       6,259,602       1,523,946
                                             -----------     -----------     -----------     -----------     -----------
        End of year                          $ 1,705,306     $ 5,262,953     $ 4,446,034     $ 7,627,341     $ 2,392,903
                                             ===========     ===========     ===========     ===========     ===========

                                             Growth &         Science &       Blue Chip       Fidelity       Fidelity
                                              Income          Technology        Growth        Magellan        Contra
           Year ended December 31, 1996        Fund              Fund            Fund           Fund           Fund
                                             -----------     -----------     -----------     -----------     -----------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)          $    15,009     $   123,006     $    16,054     $   (28,998)    $     8,633
        Net unrealized gains (losses)            337,163         (10,020)        328,741         (33,696)        152,317
        Interest                                   6,970          42,589           5,498           6,250           5,536
        Dividends                                182,553         927,406          36,165         223,449         131,183
                                             -----------     -----------     -----------     -----------     -----------
                                                 541,695       1,082,981         386,458         167,005         297,669
                                             -----------     -----------     -----------     -----------     -----------

     Contributions:
        Participants'                            315,182       1,106,142         341,296         362,508         297,262
        Employer's                                80,951         343,159         103,907          97,203          84,584
                                             -----------     -----------     -----------     -----------     -----------
                                                 396,133       1,449,301         445,203         459,711         381,846
                                             -----------     -----------     -----------     -----------     -----------
           Total additions                       937,828       2,532,282         831,661         626,716         679,515
                                             -----------     -----------     -----------     -----------     -----------

Deductions from net assets attributed to:
     Benefits paid to participants               (70,173)       (306,651)        (60,551)       (107,249)        (51,276)
     Insurance premiums paid                         -               -               -               -               -
     Administrative expenses                         (24)           (335)            (27)            (33)            (25)
                                             -----------     -----------     -----------     -----------     -----------
           Total deductions                      (70,197)       (306,986)        (60,578)       (107,282)        (51,301)
                                             -----------     -----------     -----------     -----------     -----------

Net increase (decrease) prior to
 interfund transfers                             867,631       2,225,296         771,083         519,434         628,214

Interfund transfers                              182,767        (125,162)        710,156        (220,099)        393,989
Participant loan withdrawals                     (35,109)       (338,671)        (26,177)        (62,689)        (49,691)
Participant loan repayments                       34,377         224,903          23,108          24,178          21,339
Transfers from other plans                     1,101,141             -         1,101,141             -               -
                                             -----------     -----------     -----------     -----------     -----------
                                               1,283,176        (238,930)      1,808,228        (258,610)        365,637
                                             -----------     -----------     -----------     -----------     -----------

     Net increase (decrease)                   2,150,807       1,986,366       2,579,311         260,824         993,851

Net assets available for benefits:
        Beginning of year                      1,389,894       6,667,437         610,923       1,229,676         904,077
                                             -----------     -----------     -----------     -----------     -----------
        End of year                          $ 3,540,701     $ 8,653,803     $ 3,190,234     $ 1,490,500     $ 1,897,928
                                             ===========     ===========     ===========     ===========     ===========



                                              Fidelity
                                              Puritan         Participant           A&T
           Year ended December 31, 1996         Fund             Loans             Stock          Total
                                             ------------     ------------     ------------     ------------

Additions to net assets attributed to:
     Investment income
        Net realized gains (losses)          $      1,381            $ -       $    (14,837)    $    377,464
        Net unrealized gains (losses)               6,483              -             41,141        4,224,942
        Interest                                    1,209              -              1,608          238,120
        Dividends                                  50,489              -             19,627        4,821,723
                                             ------------     ------------     ------------     ------------
                                                   59,562              -             47,539        9,662,249
                                             ------------     ------------     ------------     ------------

     Contributions:
        Participants'                              89,190              -            306,766        6,726,845
        Employer's                                 27,175              -             30,215        2,014,768
                                             ------------     ------------     ------------     ------------
                                                  116,365              -            336,981        8,741,613
                                             ------------     ------------     ------------     ------------
           Total additions                        175,927              -            384,520       18,403,862
                                             ------------     ------------     ------------     ------------

Deductions from net assets attributed to:
     Benefits paid to participants                (26,974)        (218,910)         (38,673)      (3,131,046)
     Insurance premiums paid                          -                -                -             (8,592)
     Administrative expenses                           (3)             -                (26)          (1,485)
                                             ------------     ------------     ------------     ------------
           Total deductions                       (26,977)        (218,910)         (38,699)      (3,141,123)
                                             ------------     ------------     ------------     ------------

Net increase (decrease) prior to
 interfund transfers                              148,950         (218,910)         345,821       15,262,739

Interfund transfers                               (96,513)          (3,230)        (140,132)             -
Participant loan withdrawals                       (5,599)       1,674,604          (12,748)             -
Participant loan repayments                         3,832       (1,133,398)           9,687              -
Transfers from other plans                            -            195,097              -          5,700,806
                                             ------------     ------------     ------------     ------------
                                                  (98,280)         733,073         (143,193)       5,700,806
                                             ------------     ------------     ------------     ------------

     Net increase (decrease)                       50,670          514,163          202,628       20,963,545

Net assets available for benefits:
        Beginning of year                         436,505        2,773,254          853,800       58,588,911
                                             ------------     ------------     ------------     ------------
        End of year                          $    487,175     $  3,287,417     $  1,056,428     $ 79,552,456
                                             ============     ============     ============     ============

The accompanying notes are an integral part of these financial statements.

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements



(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(6)    Tax Status

       On June 1, 1994, the Internal Revenue Service issued a Determination letter which stated that the Plan and its underlying Trust (the "Plan") qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code. In the opinion of the Plan's Administrator, the Plan has continued to operate within the terms of the plan document and applicable regulations and remains qualified under the Code.

(7)    Contributions

       For purposes of Form 5500 filings, the contributions to the plan are reported in an alternative manner to the financial statement presentation. Employer contributions on the Form 5500 represent actual employer contributions as well as employee contributions made via salary deferrals. Employee contributions represent rollover contributions from employees' previous employers. These two amounts totaled $7,969,991 and $1,390,878, respectively, for the plan year ended December 31, 1997 and $7,283,604 and $1,458,009, respectively, for the plan year ended December 31, 1996.

(8)    Plan Transfers

       On July 18, 1997, the Company sold its interest in ASI to its joint-venture partner, Brown & Sharpe Manufacturing Company. In connection with this sale, all plan assets of participants who were employees of ASI were transferred to Putnam Fiduciary Trust Company.

       Effective October 1, 1996, the Vector Research Company, Inc. Profit Sharing Plan and the Vector Research Company, Inc. Pension Plan were merged into the Plan. Vector Research Company, Inc. was acquired by the Company during 1996.

                                                                      Schedule 1

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997




Identity of issue, borrower,
   lessor or similar party                  Description of investment                  Cost               Current Value
   -----------------------                  -------------------------                  ----               -------------

*T. Rowe Price                          Prime Reserve Fund                          $   4,448,792         $   4,448,792
*T. Rowe Price                          Prime Reserve Insurance Fund                       10,910                10,910
*T. Rowe Price                          New Era Fund                                    6,744,554             7,791,304
*T. Rowe Price                          New Income Fund                                 4,210,419             4,343,119
*T. Rowe Price                          Equity Income Fund                             17,656,776            24,171,850
*T. Rowe Price                          Spectrum Income Fund                            1,910,217             2,010,742
*T. Rowe Price                          Spectrum Growth Fund                            5,263,695             6,228,587
*T. Rowe Price                          International Stock Fund                        3,949,380             4,164,574
*T. Rowe Price                          Stable Value Common Trust Fund                  7,125,252             7,125,252
*T. Rowe Price                          Small Cap Value Fund                            3,399,332             4,233,812
*T. Rowe Price                          Growth & Income Fund                            3,836,362             4,795,652
*T. Rowe Price                          Science & Technology Fund                       9,693,353             9,635,464
*T. Rowe Price                          Blue Chip Growth Fund                           4,420,910             5,660,562
Fidelity Investments                    Magellan Fund                                   1,684,859             1,959,858
Fidelity Investments                    Contra Fund                                     2,414,201             2,757,624
Fidelity Investments                    Puritan Fund                                      655,189               741,597
*Analysis & Technology, Inc.            Common Stock                                    1,294,284             2,425,271
                                                                                      -----------           -----------

                                                                                       78,718,485            92,504,970

Loans to participants                   Various loans with interest
                                        rates ranging from 6.0% to 11.5%                3,564,223             3,564,223
                                                                                      -----------           -----------

                                                                                     $ 82,282,708          $ 96,069,193
                                                                                       ==========            ==========


*Indicates a party in interest to the plan.

                                                                      Schedule 2

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                                                                                           Current
                                                                                                        value of asset
Identity of party                                          Purchase       Selling        Cost of       on transaction     Net gain
   involved           Description of Asset                  price          price          asset             date          or (loss)
-----------------     --------------------                  -----          -----          -----             ----          ---------

T. Rowe Price        Stable Value Common Trust Fund      $ 1,900,806          -          1,900,806         1,900,806           -
T. Rowe Price        Stable Value Common Trust Fund            -          2,402,896      2,402,896         2,402,896           -
T. Rowe Price        Prime Reserve Mutual Fund             2,834,283          -          2,834,283         2,834,283           -
T. Rowe Price        Prime Reserve Mutual Fund                 -          2,699,493      2,699,493         2,699,493           -
T. Rowe Price        Science & Technology Mutual Fund      3,671,783          -          3,671,783         3,671,783           -
T. Rowe Price        Science & Technology Mutual Fund          -          1,972,524      1,787,856         1,972,524         184,668
T. Rowe Price        Equity Income Mutual Fund             5,150,710          -          5,150,710         5,150,710           -
T. Rowe Price        Equity Income Mutual Fund                 -          2,622,060      2,014,834         2,622,060         607,225

                              ACCOUNTANTS' CONSENT



The Board of Directors
Analysis & Technology, Inc.

We consent to incorporation by reference in the registration statements (Nos. 333-05267, 333-04265, 33-86666, 33-86576, 33-59396, 33-52582, 33-37710,
33-34004, 33-31829, 33-25074, 33-17313, and 33-09067) on Form S-8 of Analysis &
Technology, Inc. of our report dated May 1, 1998, relating to the consolidated balance sheets of Analysis & Technology, Inc. and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998, which report appears in the March 31, 1998 annual report on Form 10-K of Analysis & Technology, Inc.

In addition, we consent to incorporation by reference in the registration statements (Nos. 333-05267, 333-04265, 33-86666, 33-86576, 33-59396, 33-52582,
33-37710, 33-34004, 33-31829, 33-25074, 33-17313, and 33-09067) on Form S-8 of
Analysis and Technology, Inc. of our report dated May 8, 1998, relating to the statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedules, which report appears in the December 31, 1997 annual report on Form 11-K of the Analysis & Technology, Inc. Savings and Investment Plan.




                                                     KPMG Peat Marwick LLP


Providence, Rhode Island
June 24, 1998